August 3, 2005 Russell Mancuso, Esq. Timothy Buchmiller, Esq. Julie Sherman Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com JOHN T. McKENNA (650) 843-5059 mckennajt@cooley.com	Broomfield, CO 720 566-4000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000

Re:	Hoku Scientific, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Registration File No. 333-124423

Ladies and Gentlemen:

On behalf of Hoku Scientific, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 7 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-124423 (the “Registration Statement”). In addition, we are filing Exhibits 10.17, 10.18, 10.19, 10.22 and 10.23 to the Registration Statement in response to verbal comments received by the staff (the “Staff”) of the Securities and Exchange Commission, on August 2, 2005, regarding the Company’s Confidential Treatment Request, Internal Control No. 16716.

Please do not hesitate to call me at (650) 843-5059 or Timothy Moore at (650) 843-5690, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Dustin M. Shindo, Hoku Scientific, Inc.
Scott B. Paul, Esq., Hoku Scientific, Inc.
Timothy J. Moore, Esq., Cooley Godward LLP
Cheryl M. Perino, Piper Jaffray & Co.
Laird H. Simons, Esq., Fenwick & West LLP
Patrick J. Ford, KPMG LLP